Exhibit 99.1

May 16, 2024

Globant Reports 2024 First Quarter Financial Results

Executing on Growth Initiatives

•	First quarter revenues of $571.1 million, up 20.9% year-over-year
•	IFRS Diluted EPS of $1.02 for the first quarter
•	Non-IFRS Adjusted Diluted EPS of $1.53 for the first quarter

LUXEMBOURG / May 16, 2024 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three months ended March 31, 2024.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First Quarter 2024 Financial Highlights

•	Revenues rose to $571.1 million, representing 20.9% year-over-year growth.
•	IFRS Gross Profit Margin was 35.4% compared to 35.6% in the first quarter of 2023.
•	Non-IFRS Adjusted Gross Profit Margin was 38.0% compared to 38.2% in the first quarter of 2023.
•	IFRS Profit from Operations Margin was 8.4% compared to 9.4% in the first quarter of 2023.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.0% compared to 15.1% in the first quarter of 2023.
•	IFRS Diluted EPS was $1.02 compared to $0.84 in the first quarter of 2023.
•	Non-IFRS Adjusted Diluted EPS was $1.53 compared to $1.28 in the first quarter of 2023.

Other Metrics as of and for the quarter ended March 31, 2024

•	Cash and cash equivalents and Short-term investments were $237.5 million as of March 31, 2024, a decrease of $85.8 million from $323.3 million as of December 31, 2023, driven mainly by the partial repayment of our credit facility and a number of M&A earnout payments. As of March 31, 2024, we had a total amount of $105 million drawn from our credit facility.
•	Globant completed the first quarter of 2024 with 28,991 Globers, 26,933 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2024 was as follows: 56.0% from North America (top country: US), 22.9% from Latin America (top country: Argentina), 17.2% from Europe (top country: Spain) and 3.9% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2024 represented 8.3%, 21.8% and 30.1% of revenues, respectively.
•	During the twelve months ended March 31, 2024, Globant served a total of 955 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 318 accounts generating more than $1 million of annual revenues, compared to 276 for the same period one year ago.
•	In terms of currencies, 68.4% of Globant’s revenues for the first quarter of 2024 were denominated in US dollars.

1 Represents Asia, Oceania and the Middle East.

“As an industry leader, Globant is confident in its resilience and growth plans as we provide guidance for a strong 2024. Our clear strategy, unique value proposition and authentic partnerships are the foundation of our differentiated offering. With a focus on innovative technology, our studio networks are poised to deliver mid-teen top-line growth in 2024. We continue to reinvent the industry, creating attractive products that touch the lives of millions and drive the digital economy of tomorrow,” said Martín Migoya, Globant’s CEO and co-founder. “Our global presence, AI expertise, industry specialization and geographic scale enable us for success as we drive loyalty through seamless and satisfying customer experiences.”

“Our first-quarter revenues of $571.1 million, a remarkable 20.9% year-over-year growth, exceeded our guidance and positioned us well for the year ahead. We continue to see secular technology trends, driven by AI, and remain highly optimistic about our growth prospects. The strength of our pipeline and the positive momentum in recent bookings reinforce our confidence in the future. Across all geographic segments, we experienced robust growth, a testament to our solid execution and strategic focus. With a robust balance sheet and ample funding options, we are well-positioned to drive growth and make strategic investments. Looking ahead, we are fully confident in our ability to deliver another year of industry-leading growth, and we are excited about the opportunities that lie ahead,” explained Juan Urthiague, Globant’s CFO.

2024 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2024:

•	Second quarter 2024 Revenues are estimated to be in the range of $585.0 million to $589.0 million, or 17.6% to 18.4% year-over-year growth.
•	Second quarter 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.5% - 15.5%.
•	Second quarter 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.47 to $1.52 (assuming an average of 44.2 million diluted shares outstanding during the second quarter).
•	Fiscal year 2024 Revenues are estimated to be in the range of $2,405.0 million to $2,440.0 million, implying a 14.7% to 16.4% year-over-year revenue growth.
•	Fiscal year 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.5% - 15.5%.
•	Fiscal year 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.20 to $6.50 (assuming an average of 44.3 million diluted shares outstanding during 2024).

Conference Call and Webcast

Martin Migoya, Globant’s CEO and co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the first quarter 2024 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F1Q24EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 28,900 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023 and its condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2024 and 2023, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Revenues	571,078	472,421
Cost of revenues	(368,857)	(304,124)
Gross profit	202,221	168,297

Selling, general and administrative expenses	(152,114)	(119,357)
Net impairment losses on financial assets	(2,165)	(4,717)
Profit from operations	47,942	44,223

Finance income	1,125	1,235
Finance expense	(7,269)	(4,172)
Other financial results, net	5,074	3,762
Financial results, net	(1,070)	825

Share of results of investment in associates	(14)	56
Other income and expenses, net	10,011	1,487
Profit before income tax	56,869	46,591

Income tax	(12,940)	(10,206)
Net income for the period	43,929	36,385

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(18,608)	2,741
- Net change in fair value on financial assets measured at FVOCI	125	25
- Gains and losses on cash flow hedges	(8,755)	4,206
Total comprehensive income for the period	16,691	43,357

Net income attributable to:
Owners of the Company	45,060	36,419
Non-controlling interest	(1,131)	(34)
Net income for the period	43,929	36,385

Total comprehensive income for the period attributable to:
Owners of the Company	19,009	42,129
Non-controlling interest	(2,318)	1,228
Total comprehensive income for the period	16,691	43,357
Earnings per share
Basic	1.05	0.86
Diluted	1.02	0.84
Weighted average of outstanding shares (in thousands)
Basic	43,103	42,297
Diluted	44,071	43,237

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2024 and December 31, 2023

(In thousands of U.S. dollars, unaudited)

	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	225,622	307,223
Investments	11,879	16,070
Trade receivables	561,363	499,283
Other assets	28,617	31,753
Other receivables	64,193	54,786
Other financial assets	6,067	15,418
Total current assets	897,741	924,533

Non-current assets
Investments	1,981	1,833
Other assets	3,614	4,088
Other receivables	23,525	26,475
Deferred tax assets	63,703	60,777
Investment in associates	1,412	1,426
Other financial assets	35,213	34,864
Property and equipment	154,684	162,736
Intangible assets	266,000	274,382
Right-of-use assets	120,640	119,400
Goodwill	1,105,279	1,120,724
Total non-current assets	1,776,051	1,806,705
TOTAL ASSETS	2,673,792	2,731,238

LIABILITIES
Current liabilities
Trade payables	106,169	124,545
Payroll and social security taxes payable	235,810	221,843
Borrowings	106,159	156,916
Other financial liabilities	102,860	80,370
Lease liabilities	38,123	47,852
Tax liabilities	22,231	33,229
Income tax payable	20,488	11,287
Other liabilities	312	896
Total current liabilities	632,152	676,938

Non-current liabilities
Trade payables	2,797	2,981
Borrowings	1,795	2,191
Other financial liabilities	100,369	137,382
Lease liabilities	79,009	70,884
Deferred tax liabilities	18,932	21,098
Income tax payable	4,725	—
Payroll and social security taxes payable	6,542	5,139
Provisions for contingencies	16,656	16,448
Total non-current liabilities	230,825	256,123
TOTAL LIABILITIES	862,977	933,061

Capital and reserves
Issued capital	51,778	51,705
Additional paid-in capital	1,018,792	1,022,918
Other reserves	(68,099)	(42,048)
Retained earnings	742,149	697,089
Total equity attributable to owners of the Company	1,744,620	1,729,664
Non-controlling interests	66,195	68,513
Total equity	1,810,815	1,798,177
TOTAL EQUITY AND LIABILITIES	2,673,792	2,731,238

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Net Income for the period	43,929	36,385
Non-cash adjustments, taxes and others	54,902	46,218
Changes in working capital	(88,131)	(48,776)
Cash flows from operating activities	10,700	33,827
Capital expenditures	(15,537)	(35,610)
Cash flows from investing activities	(16,920)	(46,880)
Cash flows from financing activities	(75,326)	(25,960)
Net decrease in cash & cash equivalents	(81,546)	(39,013)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Reconciliation of adjusted gross profit
Gross Profit	202,221	168,297
Depreciation and amortization expense	7,433	6,432
Share-based compensation expense - Equity settled	7,142	5,590
Adjusted gross profit	216,796	180,319
Adjusted gross profit margin	38.0%	38.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(152,114)	(119,357)
Depreciation and amortization expense	25,065	19,779
Share-based compensation expense - Equity settled	12,315	11,130
Acquisition-related charges (a)	9,598	4,548
Adjusted selling, general and administrative expenses	(105,136)	(83,900)
Adjusted selling, general and administrative expenses as % of revenues	(18.4)%	(17.8)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	47,942	44,223
Share-based compensation expense - Equity settled	19,457	16,720
Acquisition-related charges (a)	18,144	10,415
Adjusted Profit from Operations	85,543	71,358
Adjusted Profit from Operations margin	15.0%	15.1%

Reconciliation of Net income for the period
Net income for the period	45,060	36,419
Share-based compensation expense - Equity settled	19,349	16,720
Acquisition-related charges (a)	9,940	9,872
Tax effect of non-IFRS adjustments	(6,804)	(7,607)
Adjusted Net income	67,545	55,404
Adjusted Net income margin	11.8%	11.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	67,545	55,404
Diluted shares	44,071	43,237
Adjusted Diluted EPS	1.53	1.28

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Total Employees	26,288	25,947	27,505	29,150	28,991
IT Professionals	24,496	24,163	25,575	27,116	26,933

North America Revenues %	61.4	60.6	58.9	57.4	56.0
Latin America Revenues %	21.8	22.0	21.6	22.9	22.9
Europe Revenues %	13.3	13.8	15.9	15.8	17.2
New Markets Revenues %	3.5	3.6	3.6	3.9	3.9

USD Revenues %	74.8	73.9	72.5	68.6	68.4
Other Currencies Revenues %	25.2	26.1	27.5	31.4	31.6

Top Customer %	9.4	8.8	8.7	8.2	8.3
Top 5 Customers %	24.5	23.7	22.5	21.4	21.8
Top 10 Customers %	34.8	33.3	32.2	30.8	30.1

Customers Served (Last Twelve Months)*	817	835	889	930	955
Customers with >$1M in Revenues (Last Twelve Months)	276	283	305	311	318

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant